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                               September 30, 2022

       David Rosenberg
       Chairman of the Board of Directors
       Ignyte Acquisition Corp.
       640 Fifth Avenue, 4th Floor
       New York, NY 10019

                                                        Re: Ignyte Acquisition
Corp.
                                                            Amendment No. 3 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed September 27,
2022
                                                            File No. 001-39951

       Dear Mr. Rosenberg:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Amendment No. 3 to Proxy Statement on Schedule 14A filed September 27,
2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. Please also tell us whether anyone or any entity associated with
or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a
non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Further, disclose that the time
necessary for government review of the transaction or a decision to prohibit the
transaction could prevent you from completing an initial business combination and require
you to liquidate. Disclose the consequences of liquidation to investors, such as the
losses of the investment opportunity in a target company, any price
 David Rosenberg
Ignyte Acquisition Corp.
September 30, 2022
Page 2
      appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Rosenberg
                                                          Division of
Corporation Finance
Comapany NameIgnyte Acquisition Corp.
                                                          Office of Life
Sciences
September 30, 2022 Page 2
cc:       Scott Cowan
FirstName LastName